March 12, 2010

By Edgar and Overnight Delivery

United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 3561
Washington, DC  20549-3628
Attn:	Tia Jenkins
Senior Assistant Chief Accountant

Re:	Birner Dental Management Services, Inc.
Form 10-K for Fiscal Year Ended
December 31, 2008
Filed March 30, 2009
Supplemental Response Filed March 3, 2010
File No. 000-23367

Ladies and Gentlemen:

Birner Dental Management Services, Inc. (the “Company”) submits this supplemental response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated February 18, 2010, to Frederic W.J. Birner, Chief Executive Officer of the Company, regarding the Form 10-K for the fiscal year ended December 31, 2008 and our Supplemental Response Letter dated March 3, 2010, referenced above (the “March 3 Letter”). This supplemental response follows telephone conferences with the Staff on March 10, 2010.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Notes to Financial Statements

Note 2 – Significant Accounting Policies

Basis of Presentation/Basis of Consolidation, page 45

1.
Comment:  We reviewed your response to our prior comment six. Based on your analysis, you determined that each PC is considered a variable interest entity (VIE) and in each instance, you consolidated the PC as you were considered the primary beneficiary. Your response did not provide sufficient detail supporting your position. Please provide us with your analysis of the following issues and revise disclosure in your amended filing as necessary:

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[1] You discussed the criteria necessary for an entity to be considered a VIE, but you did not correlate this criteria to your arrangements with the PCs to support your position. Disclose the factors you considered in concluding that the PCs met the definition of a VIE in accordance with FASB ASC 810-10. In addition, provide specific references to your management agreement that support your position.

United States Securities and Exchange Commission
March 12, 2010

•	[2] Please provide us with your analysis of FASB ASC 810-10-l5-17(d) (i.e. whether the PC is considered a business).

•
[3] In your response, you state that through management agreements you have the right to make decisions about the PCs’ activities that have a significant effect on the success of the PCs. Considering the fact that PCs exercise control over the provision of dental services, hold the medical records and patient care is not under your control, tell us how you considered the impact these facts have on the success of the entity in contrast to your abilities under the management agreement. In this regard please clarify (a) who determines the overall services that are offered by each PC (i.e. services offered, not treatment plan determined for each patient), (b) who determines the prices that are charged for such services, including the contractual arrangements with third parties and (c) who determines any major capital decisions of the PC (i.e. additional dental chairs, expansion or abandonment of services/facilities, etc.).

•
[4] You state that “in most cases an officer, director or other related party to the Company holds all the voting rights of the PCs.” Considering that the PCs are owned by dentists, please revise to provide a detailed discussion how an officer, director or other related party holds all the voting rights of the PCs and their relationship to the PCs.

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[5] Tell us how you determined that you absorb the majority of the PCs losses. We note you receive a management fee, based on the management agreement, comprising of gross revenue (i.e. billings less contractual adjustments) less (a) dentist, hygienist and dental assistant compensation (b) interest and principal payments on loans and (c) rent and other payments by PCs. In cases where the management fee is negative, tell us who would absorb the losses and provide a specific reference in the management agreement that supports this position.

•	[6] Provide a detailed discussion how the PCs lack the ability to finance their activities without additional subordinated financial support from you.

•	[7] Tell us how you analyzed the impact of ASU 2009-17 (i.e. FASB ASC 810-10-05-8A) with specific consideration of the revised definition of a VIE and the implementation guidance.

United States Securities and Exchange Commission
March 12, 2010

•	[8] Provide us with the specific factors that contributed to this correction of an error considering FASB ASC 810 (previously FIN 46(R)) was effective for you on January 1, 2004.

•	[9] Provide us with a sample employment agreement with a dentist of a PC.

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[10] We note you had filed the PC management agreement (Exhibit 10.18) with your S-1 filed on September 25, 1997. Tell us whether you have made any material changes to this agreement. If so, please provide us with a courtesy copy of the revised agreement.

•	[11] We note you believe the dentists do not have a non-controlling interest in the PCs. Please tell us how this position is supported by GAAP, considering you do not own an equity interest in the PC.

Response:  We understand from the discussions with the Staff on March 10, 2010 that, based on the March 3 Letter, application by the Company of the VIE rules of ASC 810-10 to its managed professional corporations is appropriate and that the Staff has no further comments in this regard.

Reclassification and Correcting Entries, page 51

2.
Comment:  We reviewed your response to our prior comment six, noting that you believe that the restatement of your financial statements was not considered a material change. However we note that even though the adjustments to correct the errors do not result in changes in net income, they result in significant changes in several line items in your income statements. Specifically, net revenues, clinical salaries and benefits, and direct expenses appear to materially increase during the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009, respectively. The differences appear to be as follows:

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Net revenues appear to increase by approximately 68% ($23 million), 68% ($24 million), 71% ($24 million) and 71% ($19 million) during the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009, respectively.

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Clinical salaries and benefits appears to increase by approximately 263% ($23 million), 260% ($24 million), 251% ($24 million) and 251%($19 million) during the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009, respectively.

•
Direct expenses expressed as a percentage appear to increase by approximately 91% ($23 million), 91% ($24 million), 90% ($24 million) and 93% ($19 million) during the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009, respectively.

United States Securities and Exchange Commission
March 12, 2010

Considering several line items of your financial statements have been materially misstated resulting in the financial statements taken as a whole to be materially misstated, it appears to us you will have to restate your financial statements to comply with our comments above. Further, note that your inappropriate presentation (i.e. Item l0(e) of Regulation S-K) of the non-GAAP measure, total dental practice revenue, which will now be your net revenue, does not provide sufficient basis to conclude that your financial statements are not materially misstated or that sufficient information has been provided to an investor. Please file an Item 4.02 Form 8-K immediately regarding these restatements or tell us why you believe such a filing is not required.

Response:  Based on the discussions with the Staff on March 10, 2010 and discussions among the Company’s management, its Audit Committee and its independent auditors on March 10, 2010, the Company concluded on March 10, 2010 to file an Item 4.02 Form 8-K with respect to the restatement of its consolidated statements of operations for the years ended December 31, 2007 and 2008, and for each of the quarters in the years ended December 31, 2008 and 2009. The Company filed the Item 4.02 Form 8-K today.

Item 9A. – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 62 and

Management’s Annual Report on Internal Control over Financial Reporting, page 62

3.
Comment:  We note that management concluded that both your disclosure controls and procedures and your internal control over financial reporting were effective as of the end of your fiscal year. Tell us how you considered the correction of an error and the potential restatements of your financial statements based our comments above in your evaluation of the effectiveness of both your disclosure controls and procedures and internal control over financial reporting as of the end of your fiscal year. If you continue to believe both your disclosure controls and procedures and internal control over financial reporting are effective, please tell us the factors you considered and highlight for us those factors that support each of your conclusions. Otherwise, please amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures and your internal control over financial reporting as of the end of the fiscal year and any remediation plans that have or will be enacted.

Response:  The Company proposes to include substantially the following language in its Form 10-K for the year ended December 31, 2009:

“Based on their evaluation of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting at December 31, 2008, the Company’s Chief Executive Officer and Chief Financial Officer had concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were effective. The Company’s Form 10-K for the period ended December 31, 2008 contained disclosure of this conclusion. In light of the restatement as discussed in Note  __  to the Consolidated Financial Statements, the Company’s Chief Executive Officer and Chief Financial Officer have now concluded that, at December 31, 2008, the Company’s disclosure controls and procedures and internal control over financial reporting were not effective due to a material weakness in the Company’s internal controls over financial reporting. The material weakness is a result of a lack of controls to identify variable interest entities. In addition, because the material weakness continued to exist through December 31, 2009, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, at December 31, 2009, the Company’s disclosure controls and procedures and internal control over financial reporting were not effective.

United States Securities and Exchange Commission
March 12, 2010

In the first quarter of 2010, the Company implemented controls to more readily identify variable interest entities. These controls include a review by the Company’s Chief Financial Officer of any new material contracts to  compare the terms of such contracts to the requirements for consolidation under variable interest entity accounting. The Company may also consider implementing a control that would engage outside consultants if additional resources are needed to address any issues regarding variable interest entity accounting in the future. The Company will analyze and test the effectiveness of the new controls as of March 31, 2010.”

Other Exchange Act Reports

4.	Comment: Please revise your other Exchange Act reports, as necessary, to comply with the comments above.

Response: The Company’s future Exchange Act reports will comply, as necessary, with the comments above and the responses previously provided to the Commission.

5.
Comment:  Considering you plan to restate your financial statements for several years (i.e. potentially back to the fiscal year ended December 31, 2004), tell us how you plan to present such revisions in terms of your Exchange Act reports (i.e. which Exchange Act reports you plan to amend) and what guidance you are using to support your position.

Response:  Pursuant to its discussions with the Staff on March 10, 2010,  the Company will restate its consolidated statements of operations for the years ended December 31, 2007 and 2008 in its Annual Report on Form 10-K for the year ended December 31, 2009 and will provide explanatory disclosures consistent with the requirements of FASB Accounting Standards Codification Topic 250, “Accounting Changes and Error Corrections.”  In a footnote to the consolidated financial statements in its Annual Report on Form 10-K for the year ended December 31, 2009, the Company also will provide restated financial information with respect to its consolidated statements of operations for each of the quarterly periods during the years ended December 31, 2008 and 2009.

United States Securities and Exchange Commission
March 12, 2010

*  *  *  *

In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me or Dennis Genty at (303) 691-0680.  Thank you again for your time and consideration.

Very truly yours,

/s/ Frederic W.J. Birner
Frederic W.J. Birner
Chief Executive Officer